November 9, 2006
VIA FACSIMILE AND U.S. MAIL
Mr. Jay Webb
Review Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N. E.
Washington, DC 20549

Re:	LSI Logic Corporation Form 10-Q for the quarterly period ended July 2, 2006 File No. 1-10317
Dear Mr. Webb:
We have included our response to your question below in the format as requested.
Question repeated and related response:
Form 10-Q for the quarterly period ended July 2, 2006
Note 3 – Restructuring and Other Items, page 13
•	We see that you recorded a $12.5 million gain in connection with the sale of your Gresham, Oregon facility. We also see that you entered into certain agreements with the purchaser, including a multi-year wafer supply and test agreement, intellectual property license agreement, transition services agreement and a facilities use agreement. Please revise future filings to better describe the nature of your obligations under these agreements and to disclose why you did not defer any portion of the gain from the sale of the Gresham facility. Please address how your apparent continuing involvement with the purchaser as indicated by the aforementioned agreements impacted your accounting conclusions.
In response to your comment, the Company has included the following two paragraphs on our Form 10-Q for the quarterly period ended October 1, 2006.
     “The Company recognized a gain of $12.5 million associated with the sale of the Gresham manufacturing facility. No amounts were deferred pursuant to the transaction as any continuing

Mr. Jay Webb
November 9, 2006

involvement with the Gresham manufacturing facility does not carry with it the same risks and rewards as does ownership of the property. Nor would any portion of the sales price need to be deferred due to the nature and fair market value pricing of the ancillary agreements entered into as discussed below as they represent separate earnings processes.”
     “Under the terms of the wafer supply agreement, LSI is a customer of ON Semiconductor, whereby LSI has agreed to purchase $198.8 million in wafers from ON Semiconductor from the date of sale of the Gresham facility in May 2006 to the second quarter of 2008. Such wafer supply agreements are customary with the sale of large wafer manufacturing facilities and the wafer prices under the agreement represent fair market values. The wafers purchased from ON Semiconductor will be recognized by LSI as purchases of inventory upon transfer of title of the inventory to LSI from ON Semiconductor. Deliverables under the intellectual property license agreement were completed upon sale of the facility to ON Semiconductor in May 2006. The transition services agreement was short-term in nature and priced separately from the overall sale agreement. Services performed by LSI under this agreement were primarily related to short-term accounting systems services and priced at fair market value. The facility use agreement is for a term of 36 months whereby LSI leases space from ON Semiconductor. LSI pays ON Semiconductor fair market value for such space rental.”
     You may contact me directly if you have any questions at (408) 433-8000.
Very truly yours,
/s/ BRYON LOOK
BRYON LOOK
Executive Vice President &
Chief Financial Officer